SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Allergan, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

018490102

(CUSIP Number)

Valeant Pharmaceuticals International, Inc.

Robert R. Chai-Onn

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8B

(514) 744-6792

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018490102

1.	Name of reporting person Valeant Pharmaceuticals International, Inc.
2.	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Columbia, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 28,878,538
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 597,431
11.	Aggregate amount beneficially owned by each reporting person 28,878,538
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.7% [1]
14.	Type of reporting person (see instructions) HC

(1)	This calculation is based on 299,108,984 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc. (the “Issuer”) outstanding as of March 11, 2014 as reported in the Issuer’s definitive proxy statement filed on March 26, 2014.

CUSIP No. 018490102

1.	Name of reporting person Valeant Pharmaceuticals International
2.	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 28,878,538
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 597,431
11.	Aggregate amount beneficially owned by each reporting person 28,878,538
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.7% [1]
14.	Type of reporting person (see instructions) CO

(1)	This calculation is based on 299,108,984 shares of Common Stock outstanding as of March 11, 2014 as reported in the Issuer’s definitive proxy statement filed on March 26, 2014.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2525 Dupont Drive, Irvine, CA 92612.

ITEM 2.	Identity and Background.

(a) – (c); (f) This Schedule 13D is being filed by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia, Canada (“Valeant”), and Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant (“Valeant USA” and together with Valeant, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, a copy of which is filed as Exhibit 99.1 hereto.

The Reporting Persons are multinational, specialty pharmaceutical and medical device companies that develop, manufacture, and market a broad range of branded, generic and branded generic pharmaceuticals, over-the-counter products, and medical devices (contact lenses, intraocular lenses, ophthalmic surgical equipment, and aesthetics devices). The address of Valeant’s principal business and principal office is 2150 St. Elzéar Blvd. West, Laval, Quebec, Canada, H7L 4A8B, and the address of Valeant USA’s principal business and principal office is 700 Route 202/206 North Bridgewater, New Jersey 08807.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and executive officers of Valeant and Valeant USA is set forth in Schedule I hereto incorporated herein by reference.

(d) – (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the agreements described in Item 6 below, Valeant USA contributed $75.9 million of its working capital to PS Fund 1, LLC (“PS Fund 1”), a company formed by Pershing Square. Pershing Square has informed the Reporting Persons that PS Fund 1 used those funds, together with funds contributed by Pershing Square, to purchase the securities that are the subject of this Schedule 13D. As used herein, “Pershing Square” means Pershing Square Capital Management, L.P. and its affiliates.

ITEM 4.	Purpose of Transaction.

Valeant currently intends to propose a merger in which the Issuer’s shareholders will receive a combination of cash and Valeant common shares. Valeant has not yet determined the amount of cash and number of Valeant common shares it will offer, but it currently expects the cash component will total around $15 billion. Barclays and Royal Bank of Canada have indicated they are prepared to deliver financing commitments covering the cash portion of the transaction at the time Valeant makes an offer.

Although Valeant currently expects to make an offer, it is under no obligation and provides no assurance it will do so. If Valeant fails to make an offer before May 2, 2014, Pershing Square will have the right to terminate the letter agreement described in Item 6 below and wind up PS Fund 1.

In the course of pursuing a combination with the Issuer or otherwise, the Reporting Persons may consider, propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 299,108,984 shares of Common Stock outstanding as of March 11, 2014 as reported in the Issuer’s definitive proxy statement filed on March 26, 2014. As a result of the agreements described in Item 6 below, the Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended) with Pershing Square. The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning Pershing Square.

(a) Neither Reporting Person directly owns any securities of the Issuer. However, as a result of the agreements described in Item 6 below, the Reporting Persons may be deemed to beneficially own securities of the Issuer beneficially owned by Pershing Square. Each Reporting Person disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent it exercises voting or dispositive power with respect to those shares.

Pershing Square has informed the Reporting Persons that it beneficially owns 28,878,538 shares of Common Stock, or 9.7% of the outstanding shares of Common Stock. These shares include 597,431 shares that PS Fund 1 owns directly, 3,450,000 shares of Common Stock underlying forward purchase contracts and an additional 24,831,107 shares that PS Fund 1 has the right to acquire under American-style call options.

(b) As a result of the agreements described in Item 6 below, the Reporting Persons may be deemed to share the power to vote or direct the vote of all shares owned by PS Fund 1, and may be deemed to share the power to dispose or direct the disposition of 597,431 shares of Common Stock owned by PS Fund 1. Each Reporting Person disclaims shared power to vote or direct the vote of any shares of Common Stock except to the extent it exercises voting power with respect to those shares, and each Reporting Person disclaims shared power to dispose or direct the disposition of any shares of Common Stock except to the extent it exercises dispositive power with respect to those shares.

(c) No transactions in shares of Common Stock or options or other derivatives relating to shares of Common Stock were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 above during the sixty days prior to the date of this Schedule 13D. Pershing Square has informed the Reporting Persons that Exhibit 99.2 (supplied by Pershing Square) describes all transactions in shares of Common Stock and options or other derivatives relating to shares of Common Stock effected by Pershing Square in the past 60 days.

(d) To the knowledge of the Reporting Persons and except for the respective rights and interests of Valeant USA and Pershing Square in PS Fund 1, no person other than PS Fund 1 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 25, 2014, Valeant and Pershing Square entered into a letter agreement pursuant to which, among other things, the parties agreed that:

•	Valeant and Pershing Square will become members in a newly formed jointly owned entity (which thereafter became known as PS Fund 1) and that entity will be the exclusive entity through which Pershing Square will acquire Issuer equity,

•	Valeant will contribute $75.9 million to the entity, Pershing Square will contribute in its discretion additional amounts to the entity and the entity will purchase equity in the Issuer,

•	Valeant will not, while Valeant, Pershing Square and/or the entity may be a group, acquire beneficial ownership of Issuer equity, except in a business combination transaction with the Issuer or as a result of transactions by Pershing Square, the entity or any of their respective affiliates,

•	the entity will dissolve following the earliest to occur of several events, including the consummation of a business combination transaction with the Issuer or at such time that Valeant informs Pershing Square or the Issuer that is no longer interested in pursuing a business combination transaction with the Issuer,

•	income, gain and loss on $75.9 million in value of shares of Common Stock purchased by the entity will be allocated to Valeant and the remaining net profit realized by the entity will be allocated to Pershing Square, except that Valeant will have a right to 15% of the net profits otherwise allocable to Pershing Square if, before dissolution and at a time when a Valeant business combination proposal for the Issuer is outstanding, a proposal for a third party business combination with the Issuer is outstanding or made,

•	Valeant will consult with Pershing Square before making any material decisions relating to a business combination with the Issuer,

•

Pershing Square will direct the management of the entity (including the manner and timing of purchases and sales of Issuer equity) and will generally decide how the entity votes any securities it owns, except that until the Termination Time (as defined in the letter agreement) the entity will vote all of its shares of Common Stock in favor of a proposal by Valeant to acquire the Issuer and other proposals supported by Valeant and against proposals reasonably likely to impair the ability of Valeant to consummate a business combination with the Issuer, and, subject to limited exceptions, will not sell or otherwise reduce its economic ownership in Issuer equity,

•	at the election of Valeant, immediately prior to consummation of a Valeant business combination with the Issuer, Pershing Square will purchase for $400 million Valeant common shares at a per share price reflecting a 15% discount to the then current market price,

•	if Valeant and the Issuer consummate a business combination transaction that permits stockholders of the Issuer to elect to receive Valeant common shares, Pershing Square will cause the entity to elect to receive Valeant common shares for all shares of Common Stock over which it controls that election, and

•	if Valeant and the Issuer consummate a business combination transaction, Pershing Square will, on the date of consummation, hold Valeant common shares with a then current value of at least $1.5 billion and, for a period of at least one year after that consummation, it will not sell Valeant common shares unless, after giving effect to the sale, it continues to own at least $1.5 billion in value of Valeant common shares (and during that one year period it will not hedge its investment in that minimum number of shares).

Pershing Square formed PS Fund 1 and, pursuant to and in accordance with the letter agreement, Valeant USA and Pershing Square entered into an amended and restated limited liability company agreement of PS Fund 1 that generally reflected the understandings set forth in the letter agreement. The foregoing summary of the letter agreement and the amended and restated limited liability company agreement is qualified in its entirety by reference to the actual language of those agreements, which are filed as Exhibits 99.3 and 99.4 and incorporated herein by reference.

Except as described herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons identified in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint filing agreement, dated April 21, 2014.

Exhibit 99.2 – Trading data for PS Fund 1 (supplied by Pershing Square).

Exhibit 99.3 – Letter Agreement, dated as of February 25, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.

Exhibit 99.4 – Amended and Restated Limited Liability Company Agreement of PS Fund 1, dated as of April 3, 2014.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 21, 2014

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert R. Chai-Onn
	Name:	Robert R. Chai-Onn
	Title:	Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert R. Chai-Onn
	Name:	Robert R. Chai-Onn
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE I1

Board of Directors of Valeant

Name	Citizenship	Principal Occupation or Employment and Name, Principal Business and Address of Employer

J. Michael Pearson	Canada	Chairman of the Board and Chief Executive Officer of Valeant

G. Mason Morfit	U.S.A.	President, ValueAct Capital

Katharine B. Stevenson	Canada	Corporate Director

Lloyd Segal	Canada	Equity Partner, Persistence Capital Partners

Norma A. Provencio	U.S.A.	President and Owner, Provencio Advisory Services Inc.

Robert A. Ingram	U.S.A.	General Partner, Hatteras Venture Partners

Robert N. Power	U.S.A.	Corporate Director

Theo Melas-Kyriazi	Greece	Chief Financial Officer, Levitronix LLC

Ronald H. Farmer	Canada	Managing Director of Mosaic Capital Partners

Howard B. Schiller	U.S.A.	Executive Vice President and Chief Financial Officer of Valeant

Fred Hassan	U.S.A.	Partner and Managing Director, Warburg Pincus

Board of Directors of Valeant USA not already listed above

Name	Citizenship	Principal Occupation or Employment and Name, Principal Business and Address of Employer

Robert R. Chai-Onn	U.S.A.	Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development of Valeant

[1]	The business address of each individual listed in this Schedule I is c/o Valeant Pharmaceuticals International, Inc., 2150 St. Elzéar Blvd. West, Laval, Quebec, Canada, H7L 4A8B.

Executive Officers of Valeant not already listed above

Name	Citizenship	Principal Occupation or Employment

Brian M. Stolz	U.S.A.	Executive Vice President of Administration and Chief Human Capital Officer

Dr. Ari S. Kellen	U.S.A.	Executive Vice President/Company Group Chairman

Ryan H. Weldon	U.S.A.	Executive Vice President/Company Group Chairman

Laizer D. Kornwasser	U.S.A.	Executive Vice President/Company Group Chairman

Dr. Pavel Mirovsky	Czech Republic	President and General Manager, Europe

Executive Officers of Valeant USA not already listed above

Name	Citizenship	Principal Occupation or Employment

Jeremy M. Lipshy	U.S.A.	Senior Vice President, Tax

Linda LaGorga	U.S.A.	Senior Vice President & Treasurer

EXHIBIT INDEX

Exhibit	Document Description

99.1	Joint filing agreement, dated April 21, 2014.

99.2	Trading data for PS Fund 1 (supplied by Pershing Square).

99.3	Letter agreement, dated February 25, 2014, between Valeant Pharmaceuticals International, Inc. and Pershing Square Capital Management, L.P.

99.4	Amended and Restated Limited Liability Company Agreement of PS Fund 1, dated as of April 3, 2014.